DIREXION/WILSHIRE DYNAMIC FUND
CLASS A (DXDWX)
CLASS C (DXWCX)
INSTITUTIONAL CLASS (DXDIX)

A SERIES OF THE
DIREXION FUNDS

Supplement dated January 25, 2013
to the Summary Prospectus, Prospectus and
Statement of Additional Information (“SAI”)
dated February 1, 2012, as supplemented May 31, 2012 and August 31, 2012

Effective February 1, 2013, the Board of Trustees of the Direxion Funds (the “Trust”), based upon the recommendation of Rafferty Asset Management, LLC, the adviser for the
Direxion/Wilshire Dynamic Fund (the “Fund”), a series of the Trust, has approved revisions to the Fund’s investment strategy.  The Fund’s investment strategy will be as follows:

Principal Investment Strategy
Under normal circumstances, the Fund is managed by the Rafferty Asset
Management, LLC (“Rafferty” or the “Adviser”) pursuant to Wilshire Associates
Incorporated’s (“Wilshire” or the “Subadviser”) traditional asset allocation model which allocates approximately 60% of the Fund’s total assets to equity securities and 40% to fixed income securities, with a tactical overlay to increase or decrease the Fund’s risk exposure based on the Subadviser’s outlook for the market.  By comparing the Subadviser’s own forecasts with those forecasts of a universe of institutional investors, the Subadviser is able to identify asset classes that it believes are over- and under-valued.  The differences between the
Subadviser’s forecasts and those of the universe of institutional investors represent opportunities that can be exploited through disciplined tactical, or short-term, asset allocation strategies.  The Subadviser’s tactical model evaluates asset class allocations on a monthly basis and makes relevant adjustments, which may result in a high portfolio turnover rate for the Fund.

The Adviser will implement these strategies for the Fund through the use of financial instruments, including futures contracts; options on securities, indices and futures contracts; equity caps, collars and floors; swap agreements; forward contracts, repurchase agreements and reverse repurchase agreements
(collectively, “Financial Instruments”), to maximize the Fund’s risk-adjusted return.  The equity portion of the Fund is comprised of the common stocks, preferred stocks, convertible securities and warrants of U.S. and foreign issuers, including small and mid capitalization companies and open- and closed-end investment companies, exchange-traded funds (“ETFs”) and Financial
Instruments that provide exposure to U.S. and foreign equity indices.  The fixed income portion of the Fund’s portfolio is comprised of high-quality fixed income securities (including investment-grade bonds and debt securities issued by U.S.
and foreign government and corporate issuers) and Financial Instruments.  The
Fund may also invest in ETFs and open- and closed-end investment companies to gain exposure to high-quality fixed income securities.

In response to market conditions, the Subadviser may recommend that the
Adviser rebalance the Fund’s portfolio, use short positions and/or employ leverage in its tactical allocations.  In addition, for temporary defensive purposes, the Fund may invest significantly in cash and/or cash equivalents.

The Fund is a “non-diversified” fund, meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.

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      For more information, please contact the Funds at (866) 851-0511.

Please retain this Supplement with the Summary Prospectus, Prospectus and SAI.